Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION 2014/596/EU WHICH IS PART OF DOMESTIC UK LAW PURSUANT TO THE MARKET ABUSE (AMENDMENT) (EU EXIT) REGULATIIONS (SI 2019/310) (“UK MAR”).

OKYO Pharma Limited

(“OKYO” or the “Company”)

Grant of options –PDMR dealing

London, March 15, 2023 – OKYO Pharma Limited (Nasdaq: OKYO; LSE: OKYO) (“OKYO” or the “Company”), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease (“DED”) to address the significant unmet need in this multi-billion-dollar market, today announces that the board of directors of the Company (the “Board” or “Directors”), acting on a recommendation of the Remuneration Committee has awarded the following options (each to acquire one new ordinary share of no par value) (“Options”) to directors and persons discharging managerial responsibility:

Gary S. Jacob	Chief Executive Officer	5,500,000 Options
Keeren Shah	Chief Financial Officer	6,550,000 Options
Dr. Raj Patil	Chief Scientific Officer	15,500,000 Options
Willy Simon	Non-executive director	400,000 Options
John Brancaccio	Non-executive director	1,000,000 Options
Bernard Denoyer	Non-executive director	200,000 Options

The exercise price for all options is £0.025 per share. The options all vest in 4 equal tranches over 4 years, with the first tranche vesting on 14 March 2024, and all options have a life of ten years.

Holders of the Company’s ADS should note that for the purposes of comparison of the quantum of the awards, each ADS held represents 65 ordinary shares.

This information set out below is provided in accordance with Article 19(3) of UK MAR:

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	PDMRs:

Gary S. Jacob	Chief Executive Officer
Keeren Shah	Chief Financial Officer
Dr. Raj Patil	Chief Scientific Officer
Willy Simon	Non-executive director
John Brancaccio	Non-executive director
Bernard Denoyer	Non-executive director

2	Reason for the notification

a)	Position/status	See 1a) above
b)	Initial notification /Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	OKYO Pharma Limited
b)	LEI	213800VVN5CB56Y15A05

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of no par value
b)	Identification code	ISIN for OKYO Pharma Limited: GG00BD3FV870
c)	Nature of the transaction	Grant of options
d)	Price(s) and volume(s)	Price: £0.025 per share Volumes:

Gary S. Jacob	5,500,000
Keeren Shah	6,550,000
Dr. Raj Patil Willy Simon John Brancaccio Bernard Denoyer	15,500,000 400,000 1,000,000 200,000

e)	Aggregated information - Aggregated volume - Price	n/a
f)	Date of the transaction	14 March 2023
g)	Place of the transaction	Outside of a trading venue

For the purposes of UK MAR, the person who arranged the release of this information is Gary S. Jacob, Chief Executive Officer of OKYO.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Investor Relations	Paul Spencer	+44 (0)20 7495 2379

Broker	Robert Emmet, Optiva Securities Limited	+44 (0)20 3981 4173

Notes for Editors:

About OKYO

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 has been shown to produce anti-inflammatory and neuropathic pain-reducing activities in mouse models of DED and corneal neuropathic pain, respectively, and is designed to combat washout through the inclusion of the lipid ‘anchor’ contained in the drug molecule to enhance the residence time of OK-101 within the ocular environment.

About OKYO

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) is a life sciences company admitted to listing on NASDAQ and on the standard segment of the Official List of the UK Financial Conduct Authority and to trading on the main market for listed securities of London Stock Exchange plc. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com.